Date: April 16, 2014
To: All Canadian Securities Regulatory Authorities

Subject: GREAT PANTHER SILVER LIMITED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 16, 2014
Record Date for Voting (if applicable) :	May 16, 2014
Beneficial Ownership Determination Date :	May 16, 2014
Meeting Date :	June 26, 2014
Meeting Location (if available) :	Suite 800, 333 Seymour Street Vancouver, British Columbia, Canada V6B 5A6
Issuer sending proxy related materials directly to NOBO	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	39115V101	CA39115V1013

Sincerely,

Computershare
Agent for GREAT PANTHER SILVER LIMITED